UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2026

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

April 29, 2026
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS FIRST QUARTER 2026 RESULTS, WELL-POSITIONED IN CURRENT ENVIRONMENT
Financial and Production Highlights
•Net loss attributable to Methanex shareholders of $14 million, which is primarily driven by the increase in our share price and the resulting mark-to-market expense of share-based compensation in the first quarter, Adjusted EBITDA of $220 million, and Adjusted net income of $23 million.
•Our average realized price in the first quarter was $351 per tonne compared to $331 per tonne in the fourth quarter of 2025. Based on our April and May posted prices, we expect that our average realized price range will be approximately $500 to $525 per tonne for these two months.
•Produced 2,391,000 tonnes of methanol in the first quarter compared to 2,364,000 tonnes in the fourth quarter of 2025.
•Repaid $60 million of the Term Loan A in line with our goal to de-lever the balance sheet, and returned $14 million to shareholders through regular dividends. Ended the first quarter with $379 million in cash.
VANCOUVER, BRITISH COLUMBIA - For the first quarter of 2026, Methanex (TSX:MX) (NASDAQ:MEOH) reported a net loss attributable to Methanex shareholders of $14 million ($0.18 net loss per common share on a diluted basis) compared to a net loss of $89 million ($1.15 net loss per common share on a diluted basis) in the fourth quarter of 2025. Adjusted EBITDA for the first quarter of 2026 was $220 million and Adjusted net income was $23 million ($0.30 Adjusted net income per common share). This compares with Adjusted EBITDA of $186 million and an Adjusted net loss of $11 million ($0.14 Adjusted net loss per common share) for the fourth quarter of 2025.
Rich Sumner, President & CEO of Methanex, said, "This quarter saw the continuation of safe and reliable operations across our portfolio, including at the recently acquired assets in Beaumont, Texas. The conflict in the Middle East has meaningfully impacted global petrochemical supply chains, including methanol, and this has resulted in a rapid and significant increase in global methanol pricing into the second quarter. We believe our global asset portfolio will allow us to continue providing unmatched reliability of supply to our customers and we remain focused on delivering on our integration plan, cost-effectively operating our assets and supply chain and continuing our de-leveraging efforts while we navigate an evolving and uncertain macro environment."
METHANEX CORPORATION 2026 FIRST QUARTER NEWS RELEASE                             PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the first quarter of 2026. It is not a complete source of information for readers and is not in any way a substitute for reading the first quarter 2026 Management’s Discussion and Analysis ("MD&A") dated April 29, 2026 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2026, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2026 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	2,391	2,364	1,619
Sales volume (thousands of tonnes)
Methanex-produced methanol	2,226	2,390	1,703
Purchased methanol	222	142	382
Commission sales	174	157	132
Total methanol sales volume	2,622	2,689	2,217

Methanex average non-discounted posted price ($ per tonne) [2]	611	543	639
Average realized price ($ per tonne) [3]	351	331	404

Revenue [4]	974	969	896
Net income (loss) (attributable to Methanex shareholders)	(14)	(89)	111
Adjusted net income (loss) [5]	23	(11)	88
Adjusted EBITDA [5]	220	186	248
Cash flows from operating activities	132	239	315
Adjusted free cash flow [5]	31	91	195

Basic net income (loss) per common share	(0.18)	(1.15)	1.65
Diluted net income (loss) per common share	(0.18)	(1.15)	1.44
Adjusted net income (loss) per common share [5]	0.30	(0.14)	1.30

Common share information (millions of shares)
Weighted average number of common shares	77	77	67
Diluted weighted average number of common shares	77	77	68
Number of common shares outstanding, end of period	77	77	67
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by total methanol sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4    Revenue includes sales of ammonia and other products, in addition to sales of methanol.
5 Note that Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted EBITDA, and Adjusted free cash flow are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 15 of our first quarter MD&A dated April 29, 2026 for a description of each non-GAAP measure.

METHANEX CORPORATION 2026 FIRST QUARTER NEWS RELEASE                             PAGE 2

•A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Net income (loss) attributable to Methanex shareholders	$(14)	$(89)	$111
Mark-to-market impact of share-based compensation	45	(1)	(32)
Depreciation and amortization	120	127	106
Finance costs	55	57	51
Finance income and other expenses	3	(10)	(4)
Income tax expense	3	16	36
Asset impairment charge	—	71	—
Earnings of associates adjustment	34	41	2
Non-controlling interests adjustment	(26)	(26)	(22)
Adjusted EBITDA	$220	$186	$248

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Net income (loss) attributable to Methanex shareholders	$(14)	$(89)	$111
Mark-to-market impact of share-based compensation, net of tax	37	—	(26)
Mark-to-market impact of gas contract revaluations, net of tax	1	(7)	3
Asset impairment charge, net of tax	—	82	—
Earnings of associates adjustment, net of tax	$(1)	$3	$—
Adjusted net income	$23	$(11)	$88
Diluted weighted average shares outstanding (millions)	77	77	68
Adjusted net income per common share	$0.30	$(0.14)	$1.30

•We recorded a net loss attributable to Methanex shareholders of $14 million in the first quarter of 2026 compared to a net loss of $89 million in the fourth quarter of 2025. The net loss in the first quarter of 2026 was lower compared to the prior quarter primarily due to a higher average realized price, lower depreciation and the impact of the asset impairment expense recorded in the fourth quarter of 2025, partially offset by the mark-to-market impact of share based compensation and lower sales of produced product.
•We sold 2,622,000 tonnes of methanol in the first quarter of 2026 compared to 2,689,000 tonnes of methanol in the fourth quarter of 2025. Sales of Methanex-produced methanol were 2,226,000 tonnes in the first quarter of 2026 compared to 2,390,000 tonnes in the fourth quarter of 2025.
•Production of methanol for the first quarter of 2026 was 2,391,000 tonnes compared to 2,364,000 tonnes for the fourth quarter of 2025. Production was marginally higher in the first quarter of 2026 compared to the fourth quarter of 2025 due to continuing strong performance across our production assets, particularly in North America where our assets operated at high rates outside of a short period early in the quarter when production was reduced in response to high natural gas prices.
•In the first quarter of 2026 we paid a quarterly dividend of $0.185 per common share for a total of $14 million and repaid $60 million of the outstanding Term Loan A.
•At March 31, 2026, we had a strong liquidity position including a cash balance of $379 million. We also have access to a $600 million revolving credit facility.

METHANEX CORPORATION 2026 FIRST QUARTER NEWS RELEASE                             PAGE 3

PRODUCTION HIGHLIGHTS

	Q1 2026		Q4 2025	Q1 2025
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
USA
Geismar	1,000	934	953	617
Beaumont [2]	228	195	216	—
Natgasoline (50% interest) [2]	213	203	186	—
Chile	425	398	354	429
Trinidad [3]	215	215	174	137
New Zealand [4]	215	158	171	160
Egypt (50% interest)	158	164	165	136
Canada (Medicine Hat)	140	124	145	140
Total Methanol Production	2,594	2,391	2,364	1,619

Beaumont Ammonia [2]	85	85	90	—
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The facilities were acquired on June 27, 2025.
3The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. Refer to the Trinidad section below.
4The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.

Key production and operational highlights during the first quarter include:
United States
Geismar produced 934,000 tonnes in the first quarter of 2026 compared to 953,000 tonnes in the fourth quarter of 2025, while Beaumont produced 195,000 tonnes of methanol and 85,000 tonnes of ammonia in the first quarter of 2026 compared to 216,000 tonnes of methanol and 90,000 tonnes of ammonia in the fourth quarter of 2025. The Natgasoline plant produced 203,000 tonnes of methanol (Methanex share) in the first quarter of 2026 compared to 186,000 tonnes of methanol (Methanex share) in the fourth quarter of 2025. Natgasoline's production was lower in the fourth quarter of 2025 due to a 10-day planned outage. All locations operated at high rates outside of a short period early in the quarter when production was reduced in response to high natural gas prices.
Chile
Chile produced 398,000 tonnes in the first quarter of 2026 compared to 354,000 tonnes in the fourth quarter of 2025. Both quarters were partially impacted by a third-party pipeline failure that caused a temporary restriction of gas supply to our facilities. With gas supply fully restored early in January, both Chile plants ran well throughout the quarter. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. While seasonality in production is expected to continue, we are seeing generally positive developments in natural gas availability to supply our Chile facilities.
Trinidad
In Trinidad, the Titan plant produced 215,000 tonnes in the first quarter of 2026 compared to 174,000 tonnes in the fourth quarter of 2025. Production was higher in the first quarter as the plant experienced disruptions from unplanned outages in the fourth quarter. We have a natural gas contract to supply the Titan plant which expires in September 2026. We are in discussions with the Natural Gas Company of Trinidad and Tobago to renew gas supply contracts to support our Trinidad operations, however there can be no assurance that we will be able to secure such contracts on commercially acceptable terms.
METHANEX CORPORATION 2026 FIRST QUARTER NEWS RELEASE                             PAGE 4

New Zealand
New Zealand produced 158,000 tonnes in the first quarter of 2026 compared to 171,000 tonnes in the fourth quarter of 2025. Future production in New Zealand will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support the country's energy needs.
Egypt
Egypt produced 328,000 tonnes (Methanex interest - 164,000 tonnes) in the first quarter of 2026 compared to 330,000 tonnes (Methanex interest - 165,000 tonnes) in the fourth quarter of 2025. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports and seasonal demand fluctuations. We are monitoring the gas market closely and we may experience curtailments in the future, particularly in the summer months, depending on gas supply and demand dynamics in the domestic and international markets.
Canada
Medicine Hat produced 124,000 tonnes in the first quarter of 2026 compared to 145,000 tonnes in the fourth quarter of 2025. Production was lower in the first quarter due to an unplanned outage for repairs that were completed during the quarter. The plant was successfully re-started and operating at full rates by quarter-end.
Outlook
We reiterate our expectations for 2026 production to be 9.0 million tonnes (Methanex interest) of methanol and 0.3 million tonnes of ammonia. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

Based on our April and May posted prices, we expect that our average realized price range will be approximately $500 to $525 per tonne for these two months. Based on a higher realized price and similar sales of produced methanol, we are expecting significantly higher Adjusted EBITDA in the second quarter.

METHANEX CORPORATION 2026 FIRST QUARTER NEWS RELEASE                             PAGE 5

CONFERENCE CALL
A conference call is scheduled for April 30, 2026 at 11:00 am ET (8:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (647) 932-3411, or toll free at (800) 715-9871. The conference ID for the call is #2019292. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to customers globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This first quarter 2026 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the first quarter 2026 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
Throughout this document, the Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt and New Zealand gas contract revaluations and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 15 of the Company's MD&A for the period ended March 31, 2026 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
-end-

For further information, contact:
Robert Winslow
Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2026 FIRST QUARTER NEWS RELEASE                             PAGE 6

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

1
Management's Discussion and Analysis for the Three Months Ended March 31, 2026
At April 28, 2026 the Company had 77,364,263 common shares issued and outstanding and stock options exercisable for 553,013 additional common shares.

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This First Quarter 2026 Management’s Discussion and Analysis dated April 29, 2026 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2026 as well as the 2025 Annual Consolidated Financial Statements and MD&A included in the Methanex 2025 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2025 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	2,391	2,364	1,619
Sales volume (thousands of tonnes)
Methanex-produced methanol	2,226	2,390	1,703
Purchased methanol	222	142	382
Commission sales	174	157	132
Total methanol sales volume	2,622	2,689	2,217

Methanex average non-discounted posted price ($ per tonne) [2]	611	543	639
Average realized price ($ per tonne) [3]	351	331	404

Revenue [4]	974	969	896
Net income (loss) (attributable to Methanex shareholders)	(14)	(89)	111
Adjusted net income (loss) [5]	23	(11)	88
Adjusted EBITDA [5]	220	186	248
Cash flows from operating activities	132	239	315
Adjusted free cash flow [5]	31	91	195

Basic net income (loss) per common share	(0.18)	(1.15)	1.65
Diluted net income (loss) per common share	(0.18)	(1.15)	1.44
Adjusted net income (loss) per common share [5]	0.30	(0.14)	1.30

Common share information (millions of shares)
Weighted average number of common shares	77	77	67
Diluted weighted average number of common shares	77	77	68
Number of common shares outstanding, end of period	77	77	67
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by total methanol sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4    Revenue includes sales of ammonia and other products, in addition to sales of methanol.
5 Note that Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted EBITDA, and Adjusted free cash flow are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 15 for a description of each non-GAAP measure.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Net income (loss) attributable to Methanex shareholders	$(14)	$(89)	$111
Mark-to-market impact of share-based compensation, net of tax	37	—	(26)
Mark-to-market impact of gas contract revaluations, net of tax	1	(7)	3
Asset impairment charge, net of tax	—	82	—
Earnings of associates adjustment, net of tax	(1)	3	—
Adjusted net income (loss) [1]	$23	$(11)	$88
Diluted weighted average shares outstanding (millions)	77	77	68
Adjusted net income (loss) per common share [1]	$0.30	$(0.14)	$1.30
1     The Company has used the terms Adjusted EBITDA, Adjusted net income (loss) and Adjusted net income (loss) per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 15 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded a net loss attributable to Methanex shareholders of $14 million in the first quarter of 2026 compared to a net loss of $89 million in the fourth quarter of 2025. The net loss in the first quarter of 2026 was lower compared to the prior quarter primarily due to a higher average realized price, lower depreciation and the impact of the asset impairment expense recorded in the fourth quarter of 2025, partially offset by the mark-to-market impact of share based compensation and lower sales of produced product.
▪We sold 2,622,000 tonnes of methanol in the first quarter of 2026 compared to 2,689,000 tonnes of methanol in the fourth quarter of 2025. Sales of Methanex-produced methanol were 2,226,000 tonnes in the first quarter of 2026 compared to 2,390,000 tonnes in the fourth quarter of 2025. Refer to the Supply/Demand Fundamentals section on page 11 of the MD&A for more information.
▪Production of methanol for the first quarter of 2026 was 2,391,000 tonnes compared to 2,364,000 tonnes for the fourth quarter of 2025. Production was marginally higher in the first quarter of 2026 compared to the fourth quarter of 2025 due to continuing strong performance across our production assets, particularly in North America where our assets operated at high rates outside of a short period early in the quarter when production was reduced in response to high natural gas prices. Refer to the Production Highlights section on page 4 of the MD&A.
▪In the first quarter of 2026 we paid a quarterly dividend of $0.185 per common share for a total of $14 million and repaid $60 million of the outstanding Term Loan A.
▪At March 31, 2026, we had a strong liquidity position including a cash balance of $379 million. We also have access to a $600 million revolving credit facility.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

	Q1 2026		Q4 2025	Q1 2025
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
USA
Geismar	1,000	934	953	617
Beaumont [2]	228	195	216	—
Natgasoline (50% interest) [2]	213	203	186	—
Chile	425	398	354	429
Trinidad [3]	215	215	174	137
New Zealand [4]	215	158	171	160
Egypt (50% interest)	158	164	165	136
Canada (Medicine Hat)	140	124	145	140
Total Methanol Production	2,594	2,391	2,364	1,619

Beaumont Ammonia [2]	85	85	90	—
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2 The facilities were acquired on June 27, 2025.
3The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. Refer to the Trinidad section below.
4The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
Key production and operational highlights during the first quarter include:
United States
Geismar produced 934,000 tonnes in the first quarter of 2026 compared to 953,000 tonnes in the fourth quarter of 2025, while Beaumont produced 195,000 tonnes of methanol and 85,000 tonnes of ammonia in the first quarter of 2026 compared to 216,000 tonnes of methanol and 90,000 tonnes of ammonia in the fourth quarter of 2025. The Natgasoline plant produced 203,000 tonnes of methanol (Methanex share) in the first quarter of 2026 compared to 186,000 tonnes of methanol (Methanex share) in the fourth quarter of 2025. Natgasoline's production was lower in the fourth quarter of 2025 due to a 10-day planned outage. All locations operated at high rates outside of a short period early in the quarter when production was reduced in response to high natural gas prices.
Chile
Chile produced 398,000 tonnes in the first quarter of 2026 compared to 354,000 tonnes in the fourth quarter of 2025. Both quarters were partially impacted by a third-party pipeline failure that caused a temporary restriction of gas supply to our facilities. With gas supply fully restored early in January, both Chile plants ran well throughout the quarter. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. While seasonality in production is expected to continue, we are seeing generally positive developments in natural gas availability to supply our Chile facilities.
Trinidad
In Trinidad, the Titan plant produced 215,000 tonnes in the first quarter of 2026 compared to 174,000 tonnes in the fourth quarter of 2025. Production was higher in the first quarter as the plant experienced disruptions from unplanned outages in the fourth quarter. We have a natural gas contract to supply the Titan plant which expires in September 2026. We are in discussions with the Natural Gas Company of Trinidad and Tobago to renew gas supply contracts to support our Trinidad operations, however there can be no assurance that we will be able to secure such contracts on commercially acceptable terms.
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

New Zealand
New Zealand produced 158,000 tonnes in the first quarter of 2026 compared to 171,000 tonnes in the fourth quarter of 2025. Future production in New Zealand will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support the country's energy needs.
Egypt
Egypt produced 328,000 tonnes (Methanex interest - 164,000 tonnes) in the first quarter of 2026 compared to 330,000 tonnes (Methanex interest - 165,000 tonnes) in the fourth quarter of 2025. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports and seasonal demand fluctuations. We are monitoring the gas market closely and we may experience curtailments in the future, particularly in the summer months, depending on gas supply and demand dynamics in the domestic and international markets.
Canada
Medicine Hat produced 124,000 tonnes in the first quarter of 2026 compared to 145,000 tonnes in the fourth quarter of 2025. Production was lower in the first quarter due to an unplanned outage for repairs that were completed during the quarter. The plant was successfully re-started and operating at full rates by quarter-end.
Outlook
We reiterate our expectations for 2026 production to be 9.0 million tonnes (Methanex interest) of methanol and 0.3 million tonnes of ammonia. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

Based on our April and May posted prices, we expect that our average realized price range will be approximately $500 to $525 per tonne for these two months. Based on a higher realized price and similar sales of produced methanol, we are expecting significantly higher Adjusted EBITDA in the second quarter.
FINANCIAL RESULTS

For the first quarter of 2026, we reported a net loss attributable to Methanex shareholders of $14 million ($0.18 net loss per common share on a diluted basis) compared to a net loss attributable to Methanex shareholders for the fourth quarter of 2025 of $89 million ($1.15 net loss per common share on a diluted basis) and net income attributable to Methanex shareholders for the first quarter of 2025 of $111 million ($1.44 net income per common share on a diluted basis).

For the first quarter of 2026, we recorded Adjusted EBITDA of $220 million and Adjusted net income of $23 million ($0.30 Adjusted net income per common share). This compares with Adjusted EBITDA of $186 million and an Adjusted net loss of $11 million ($0.14 Adjusted net loss per common share) for the fourth quarter of 2025 and Adjusted EBITDA of $248 million and Adjusted net income of $88 million ($1.30 Adjusted net income per common share) for the first quarter of 2025.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and Natgasoline facility (50% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the mark-to-market impact of gas contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 15 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
($ millions)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Consolidated statements of income:
Revenue	$974	$969	$896
Cost of sales and operating expenses	(770)	(771)	(581)
New Zealand gas sale net proceeds	—	—	8
Mark-to-market impact of share-based compensation	45	(1)	(32)
Adjusted EBITDA attributable to associates	14	30	—
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(43)	(41)	(43)
Adjusted EBITDA	220	186	248

Mark-to-market impact of share-based compensation	(45)	1	32
Depreciation and amortization	(120)	(127)	(106)
Finance costs	(55)	(57)	(51)
Finance income and other expenses	(3)	10	4
Income tax expense	(3)	(16)	(36)
Asset impairment charge	—	(71)	—
Earnings of associates adjustment [1]	(34)	(41)	(2)
Non-controlling interests adjustment [2]	26	26	22
Net income (loss) attributable to Methanex shareholders	$(14)	$(89)	$111
Net income (loss)	$3	$(74)	$132
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are excluded from Adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
Adjusted EBITDA

We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 20. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2026 compared with Q4 2025	Q1 2026 compared with Q1 2025
Average realized price	$48	$(131)
Sales volume	(8)	52
New Zealand gas sale proceeds, net of gas and fixed costs during idle period	—	(8)
Ammonia contribution	(6)	16
Total cash costs	$—	$43
Increase (decrease) in Adjusted EBITDA	$34	$(28)
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Methanex average non-discounted posted price	611	543	639
Methanex average realized price	351	331	404

Methanex’s average realized price for the first quarter of 2026 was $351 per tonne compared to $331 per tonne in the fourth quarter of 2025 and $404 per tonne in the first quarter of 2025, resulting in an increase of $48 million and a decrease of $131 million in Adjusted EBITDA, respectively.

Refer to the Supply/Demand Fundamentals section on page 11 of the MD&A for more information.
Sales volume
Methanol sales volume excluding commission sales volume in the first quarter of 2026 was 84,000 tonnes lower than the fourth quarter of 2025 and 363,000 tonnes higher compared to the first quarter of 2025. The decrease in sales volume in the first quarter of 2026 compared to the fourth quarter of 2025 decreased Adjusted EBITDA by $8 million. The increase in sales volume for the first quarter of 2026 compared to the same period in 2025 reflects our increased production volume since the acquisition of our new facilities, which increased Adjusted EBITDA by $52 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Ammonia contribution
The changes in ammonia contribution to Adjusted EBITDA for all periods presented are primarily a result of changes in ammonia pricing, the volume of ammonia sold as well as the cost to produce ammonia. For the first quarter of 2026 compared to the fourth quarter of 2025 the ammonia contribution to Adjust EBITDA decreased by $6 million primarily due to higher costs of ammonia sold. For the first quarter of 2026 compared to the same period in 2025, the contribution is higher due to the introduction of ammonia production from the Beaumont facility to our business late in the second quarter of 2025.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts globally.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.
The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q1 2026 compared with Q4 2025	Q1 2026 compared with Q1 2025
Methanex-produced methanol costs	$(4)	$(4)
Proportion of Methanex-produced methanol sales	(12)	29
Purchased methanol costs	10	8
Logistics costs	1	7
Other, net	5	3
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$—	$43
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region. For approximately one third of our production, we purchase natural gas under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level.

For the first quarter of 2026 compared to the fourth quarter of 2025, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $4 million. For the first quarter of 2026 compared to the same period in 2025, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $4 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the first quarter of 2026 compared to the fourth quarter of 2025 a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $12 million. For the three months ended March 31, 2026 compared with the same period in 2025, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $29 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the first quarter of 2026 compared to the fourth quarter of 2025, the impact of lower purchased methanol costs increased Adjusted EBITDA by $10 million. For the first quarter of 2026 compared to the first quarter of 2025, the impact of lower purchased methanol costs increased Adjusted EBITDA by $8 million.
Logistics costs
Logistics costs include the cost of transportation, storage and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the first quarter of 2026, compared with the fourth quarter of 2025, increased Adjusted EBITDA by $1 million and for the first quarter of 2026 compared to the first quarter of 2025, increased Adjusted EBITDA by $7 million. Changes in logistics costs are impacted by the mix of production from various plants and the impact on ocean freight of longer supply routes. The decrease in costs for the first quarter of 2026 compared to the first quarter of 2025 is primarily due to the impact of the G3 outage in the first quarter of 2025 which resulted in supply chain and vessel plan reconfiguration which was not repeated in the first quarter of 2026.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. The impact of other costs increased Adjusted EBITDA by $5 million during the first quarter of 2026 compared to the fourth quarter of 2025 and increased Adjusted EBITDA by $3 million compared to the first quarter of 2025. The decrease in other costs is primarily driven by lower fixed costs and an increase in production, which caused lower unabsorbed costs compared to the fourth quarter of 2025.
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Methanex Corporation share price [1]	$59.54	$39.72	$35.09
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	8	4	8
Mark-to-market impact [2]	45	(1)	(32)
Total share-based compensation expense (recovery), before tax	$53	$3	$(24)
1 US dollar share price of Methanex Corporation as quoted on the Nasdaq Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $120 million for the first quarter of 2026 compared to $127 million for the fourth quarter of 2025 and $106 million for the first quarter of 2025. Compared to the fourth quarter of 2025, depreciation and amortization in the first quarter was lower due to lower sales of Methanex-produced product and lower unabsorbed depreciation. Compared to the first quarter of 2025, depreciation and amortization was higher in the first quarter of 2026 due to higher sales of Methanex produced product and with newer plants making up a higher proportion of our sales volume.
Finance Costs

	Three Months Ended
($ millions)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Finance costs	$55	$57	$51

Finance costs are primarily comprised of interest on borrowings and lease obligations.

Finance costs for the first quarter of 2026 were lower compared to the fourth quarter of 2025 due to lower interest on Term Loan A due to repayments made during the quarter. Finance costs for the first quarter of 2026 were higher compared to the first quarter of 2025 due to additional interest on new debt issued in the second quarter of 2025 (see Note 3 and 4 of the first quarter 2026 condensed consolidated interim financial statements for more information).
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Finance income and other before gas supply contract mark-to-market impact	$3	$9	$6
Mark-to-market impact of gas contract revaluations	(6)	$1	(2)
Finance income and other expenses	$(3)	$10	$4
Finance income and other expenses were lower during the first quarter of 2026 compared to the fourth quarter of 2025 and the first quarter of 2025 primarily due to the mark-to-market impact on the various gas supply contracts and the impact of changes in foreign exchange rates.
Income Taxes

A summary of our income taxes for the first quarter of 2026 compared to the fourth quarter of 2025 is as follows:

	Three Months Ended March 31, 2026		Three Months Ended March 31, 2025
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$6	$32	$168	$115
Income tax expense	(3)	(9)	(36)	(27)
Net income	$3	$23	$132	$88
Effective tax rate	48%	28%	22%	23%
1     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
2     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.
We earn the majority of our income in the United States, Chile, Egypt, Canada, Trinidad, and New Zealand. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 26%, Chile is 35%, Egypt is 32.5%, Canada is 23.8%, Trinidad is 38%, and New Zealand is 28%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas and Natgasoline entities are accounted for using the equity method, any income taxes related to Atlas and Natgasoline are included in earnings of associates and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 28% for the first quarter of 2026 and 23% for the first quarter of 2025. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

The following table shows a reconciliation of Adjusted net income before tax and Adjusted income tax to Net income and Income taxes, the most directly comparable measures in the financial statements. For more information, refer to the Additional Information - Non-GAAP Measures section on page 15.

	Three Months Ended
($ millions)	Mar 31 2026	Mar 31 2025
Net income	$3	$132
Adjusted for:
Income tax expense	3	36
Losses (earnings) from associates	18	4
Share of associates' (losses) income before tax	(21)	(5)
Net income before tax of non-controlling interests	(17)	(24)
Mark-to-market impact of share-based compensation	45	(32)
Mark-to-market impact of gas contract revaluations	1	4
Adjusted net income before tax	$32	$115

Income tax expense	$(3)	$(36)
Adjusted for:
Inclusion of our share of associates' adjusted tax (expense) recovery	2	1
Removal of non-controlling interest's share of tax expense	—	3
Tax on mark-to-market impact of share-based compensation	(8)	6
Tax on mark-to-market impact of gas contract revaluations	—	(1)
Adjusted income tax expense	$(9)	$(27)
SUPPLY/DEMAND FUNDAMENTALS
Short-term
Global methanol demand in the first quarter of 2026 was similar to that of the fourth quarter of 2025, with some moderation in methanol-to-olefin operating rates due to lack of availability from Iran offset by a modest increase in traditional chemicals applications. Beginning in March 2026, the conflict in the Middle East began to significantly constrain transportation, and thereafter production, of methanol from producers in and around the Persian Gulf. These events have resulted in a rapid and significant escalation in methanol pricing globally into the second quarter. We continue to monitor the conflict and its short- and long-term implications to global methanol supply and demand and are carefully managing our business through this period of macroeconomic uncertainty.
Long-term
Over the long term, we believe that traditional chemical demand for methanol is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from methanol-to-olefins ("MTO") producers will depend on a number of factors, including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness, methanol supply availability, particularly from Iran, and plant maintenance schedules.

We expect limited capacity additions in the next few years. In Iran, there is uncertainty regarding the likely pace of progress of projects in the region. The extent of damage to methanol plants and gas infrastructure in the region is unknown at this stage. In addition, operating rates at methanol plants are constrained by gas availability due to depleting gas fields. In China, planned capacity additions are expected to have a high degree of downstream integration and will be somewhat offset by the closure of some inefficient older plants. New capacity built in China is expected to be consumed domestically as China requires methanol imports to meet growing demand.
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

Methanol Price
Our average realized price in the first quarter of 2026 was $351 per tonne compared to $331 per tonne in the fourth quarter of 2025.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	May 2026	Apr 2026	Mar 2026	Feb 2026	Jan 2026
North America	1,480	1,247	941	925	851
Europe [2]	977	977	623	623	623
Asia Pacific	740	740	365	360	360
China	610	590	340	340	330
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €850 for Q2 2026 (Q1 2026 – €535) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES
We operate in a highly competitive commodity industry and are committed to maintaining a strong balance sheet and financial flexibility. At March 31, 2026, our cash balance was $379 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures.

The Company monitors Adjusted Debt and Adjusted Free Cash Flow as part of its near-term capital allocation priority to direct excess cash to de-lever the balance sheet.

Adjusted Debt excludes the non-controlling interest share that is consolidated in the balance sheet at 100% and includes the equity share of associates which are presented net within investment in associates in the balance sheet. The following table shows a reconciliation of debt and lease obligations per the financial statements to Adjusted Debt. For more information, refer to the Additional Information - Non-GAAP Measures section on page 15.

As at	Mar 31 2026	Dec 31 2025
Long-term debt (current and non-current)	$2,692	$2,753
Lease obligations (current and non-current)	762	755
Total debt and lease obligations per Financial Statements	$3,454	$3,508
Adjusted for:
Removal of non-controlling interests' share of debt	(88)	(89)
Removal of non-controlling interests' share of leases	(219)	(218)
Inclusion of share of associate's debt	409	410
Inclusion of share of associate's leases	93	95
Total debt and lease obligations attributable to Methanex shareholders	$3,649	$3,706

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Adjusted Free Cash Flow is useful as it provides a measure of our cashflow generation capability and differs from the most comparable GAAP measure, Cashflow from operating activities, as it is adjusted to deduct repayments of lease obligations, sustaining capital expenditures payments, interest paid, and distributions to non-controlling interests. The following table shows a reconciliation of Cashflow from Operating Activities to Adjusted Free Cash Flow. For more information, refer to the Additional Information - Non-GAAP Measures section on page 15.

	Three Months Ended
($ millions)	Mar 31 2026	Mar 31 2025
Cash provided by operating activities	$132	$315
Interest paid	(38)	(27)
Repayment of lease obligations	(35)	(34)
Distributions to non-controlling interests	(6)	(12)
Sustaining capital expenditures payments	(22)	(47)
Adjusted free cash flow	$31	$195
The Company has access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. Our facilities have been structured to allow the flexible repayment of the term loan to support our near-term capital allocation priority to de-lever.

A summary of our sources and uses of cash for the three months ended March 31, 2026, compared to the same period in 2025, is as follows:

	Three Months Ended
($ millions)	Mar 31 2026	Mar 31 2025	Variance
Cash provided by operating activities	$132	$315	$(183)
Cash used in financing activities	(154)	(83)	(71)
Cash used in investing activities	(24)	(37)	13
Increase (decrease) in cash and cash equivalents	$(46)	$195	$(241)

Cash flows from operating activities in the first quarter of 2026 were $132 million compared to $315 million for the first quarter of 2025. Cash flows from operating activities were lower in the first quarter of 2026 compared to the first quarter of 2025 primarily due to changes in working capital. Working capital changes resulted in a cash outflow of $103 million in the first quarter of 2026, driven mainly by increases in accounts receivable, which is driven by the increasing average realized price and higher volumes held in inventory.

Cash outflows for financing activities in the first quarter of 2026 were $154 million compared to an outflow of $83 million in the first quarter of 2025. Cash outflows for financing activities in the first quarter of 2026 were primarily driven by the Company's $60 million repayment on its Term Loan A facility. The remaining cash flows used in financing activities primarily relates to normal-course debt interest and lease payments.

In the first quarter of 2026 we paid a quarterly dividend of $0.185 per common share for a total of $14 million.

Cash used in investing activities in the first quarter of 2026 were $24 million compared to $37 million used in the first quarter of 2025. Investing activities are primarily made up of capital expenditures related to maintenance and major projects.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

CONTROLS AND PROCEDURES
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the design and effectiveness of our internal control over financial reporting, as of March 31, 2026, based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was appropriately designed and effective as of that date. In making this evaluation, management limited the scope of its evaluation to exclude the business acquired as a result of the acquisition of OCI's global methanol business ("OCI Acquisition") on June 27, 2025 (refer to Limitations of Controls and Procedures - Limitation on scope of design, below).
Changes in Internal Control Over Financial Reporting
During the first quarter of 2026, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are in the process of integrating the acquired methanol business into our system of internal control over financial reporting.
Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and NI 52-109, are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As of March 31, 2026, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of that date.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Limitation on Scope of Design
The Company acquired OCI's global methanol business on June 27, 2025. The Canadian Securities Administrators' National Instrument 52-109 and the Securities Exchange Commission staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business for a year post acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition until the period of exemption lapses in the second quarter of 2026.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, Adjusted effective tax rate, Adjusted debt, and Adjusted free cash flow. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Natgasoline Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. For our Atlas Facility, Egypt facility, and Waterfront Shipping, we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. For the Natgasoline Facility, we have joint control of the facility and offtake our share of production to be marketed in our global supply chain and therefore the facility is heavily integrated into our business. We therefore view that these measures, at our share of our facilities, are a better measure of our underlying performance. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.
These measures should be considered in addition to, and not as a substitute for, net income, revenue, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses, income taxes and asset impairment charge. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and 50% share of the Natgasoline facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Net income (loss) attributable to Methanex shareholders	$(14)	$(89)	$111
Mark-to-market impact of share-based compensation	45	(1)	(32)
Depreciation and amortization	120	127	106
Finance costs	55	57	51
Finance income and other expenses	3	(10)	(4)
Income tax expense	3	16	36
Asset impairment charge	—	71	—
Earnings of associates adjustment [1]	34	41	2
Non-controlling interests adjustment [2]	(26)	(26)	(22)
Adjusted EBITDA	$220	$186	$248
1    This adjustment represents the add-back of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are included in net income attributable to Methanex shareholders but excluded from Adjusted EBITDA.
2    This adjustment represents the deduction of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been added back above but is excluded from Adjusted EBITDA.

Adjusted Net Income and Adjusted Net Income per Common Share
Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the mark-to-market impact of the gas and other contract revaluations included in finance income and other expenses, any timing mismatch of our Natgasoline inventory flows to our 50% ownership and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Net income (loss) attributable to Methanex shareholders	$(14)	$(89)	$111
Mark-to-market impact of share-based compensation, net of tax	37	—	(26)
Mark-to-market impact of gas contract revaluations, net of tax	1	(7)	3
Earnings of associates adjustment, net of tax	(1)	3	—
Asset impairment charge, net of tax	—	82	—
Adjusted net income (loss)	$23	$(11)	$88
Diluted weighted average shares outstanding (millions)	77	77	68
Adjusted net income (loss) per common share	$0.30	$(0.14)	$1.30
Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above. The exclusion of certain items associated with specific identified events is due to these amounts not being seen as indicative of operational performance. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt and New Zealand gas contract revaluations is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

Adjusted Debt
Adjusted debt is a non-GAAP measure because it excludes long-term debt and lease obligations attributable to the non-controlling shareholders' interests in entities we control but do not fully own and includes an amount representing our 63.1% share of the Atlas facility and 50% share of the Natgasoline facility. The following table shows a reconciliation from total debt and lease obligations (current and non-current) to Adjusted debt:

As at	Mar 31 2026	Dec 31 2025
Long-term debt (current and non-current)	$2,692	$2,753
Lease obligations (current and non-current)	762	755
Total debt and lease obligations per Financial Statements	$3,454	$3,508
Adjusted for:
Removal of non-controlling interests' share of debt	(88)	(89)
Removal of non-controlling interests' share of leases	(219)	(218)
Inclusion of share of associate's debt	409	410
Inclusion of share of associate's leases	93	95
Total debt and lease obligations attributable to Methanex shareholders	$3,649	$3,706

Management uses this measure to analyze progress against leveraging targets after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above.

Adjusted Free Cash Flow
Adjusted Free Cash Flow is useful as it provides a measure of our cashflow generation capability and differs from the most comparable GAAP measure, Cashflow from operating activities, as it is adjusted to deduct repayments of lease obligations, sustaining capital expenditures payments, interest paid, and distributions to non-controlling interests. The following table shows a reconciliation Cashflow from Operating Activities to Adjusted Free Cash Flow. For more information, refer to the Additional Information - Non-GAAP Measures section on page 15.

	Three Months Ended
($ millions)	Mar 31 2026	Mar 31 2025
Cash provided by operating activities	$132	$315
Interest paid	(38)	(27)
Repayment of lease obligations	(35)	(34)
Distributions to non-controlling interests	(6)	(12)
Sustaining capital expenditures payments	(22)	(47)
Adjusted free cash flow	$31	$195
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Mar 31 2026	Dec 31 2025	Sep 30 2025	Jun 30 2025
Revenue	$974	$969	$927	$797
Net income (loss) attributable to Methanex shareholders	(14)	(89)	(7)	64
Basic net income (loss) per common share	(0.18)	(1.15)	(0.09)	0.95
Diluted net income (loss) per common share	(0.18)	(1.15)	(0.09)	0.93
Adjusted EBITDA	220	186	191	183
Adjusted net income (loss)	23	(11)	5	66
Adjusted net income (loss) per common share	0.30	(0.14)	0.06	0.97

	Three Months Ended
($ millions except per share amounts)	Mar 31 2025	Dec 31 2024	Sep 30 2024	Jun 30 2024
Revenue	$896	$949	$935	$920
Net income attributable to Methanex shareholders	111	45	31	35
Basic net income per common share	1.65	0.67	0.46	0.52
Diluted net income per common share	1.44	0.67	0.35	0.52
Adjusted EBITDA	248	224	216	164
Adjusted net income	88	84	82	42
Adjusted net income per common share	1.30	1.24	1.21	0.62
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

Methanex Corporation
Quarterly History (unaudited)

	Q1 2026	2025	Q4	Q3	Q2	Q1	2024	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	2,226	7,512	2,390	1,891	1,528	1,703	6,094	1,455	1,378	1,580	1,681
Purchased methanol	222	1,463	142	488	451	382	3,471	911	987	766	807
Commission sales [1]	174	540	157	97	154	132	904	198	258	266	182
	2,622	9,515	2,689	2,476	2,133	2,217	10,469	2,564	2,623	2,612	2,670
METHANOL PRODUCTION
(thousands of tonnes)

Geismar	934	3,330	953	931	829	617	2,529	839	605	514	571
Beaumont	195	466	216	239	11	—	—	—	—	—	—
Natgasoline (50% interest)	203	418	186	222	10	—	—	—	—	—	—
Chile	398	1,302	354	224	295	429	1,180	387	173	229	391
Trinidad (63.1% interest)	215	730	174	203	216	137	956	205	262	231	258
New Zealand	158	507	171	123	53	160	670	143	72	178	277
Egypt (50% interest)	164	555	165	130	124	136	460	155	93	129	83
Canada (Medicine Hat)	124	508	145	140	83	140	563	139	142	141	141
	2,391	7,816	2,364	2,212	1,621	1,619	6,358	1,868	1,347	1,422	1,721
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	351	361	331	345	374	404	355	370	356	352	343
($/gallon)	1.06	1.09	1.00	1.04	1.12	1.21	1.07	1.11	1.07	1.06	1.03

ADJUSTED EBITDA	220	808	186	191	183	248	764	224	216	164	160

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	(0.18)	1.10	(1.15)	(0.09)	0.95	1.65	2.43	0.67	0.46	0.52	0.78
Diluted net income (loss)	(0.18)	0.93	(1.15)	(0.09)	0.93	1.44	2.39	0.67	0.35	0.52	0.77
Adjusted net income (loss)	0.30	2.03	(0.14)	0.06	0.97	1.30	3.72	1.24	1.21	0.62	0.65
1    Methanex-produced methanol represents our equity share of methanol volume produced at our facilities and excludes volume marketed on a commission basis related to the 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue divided by the total sales volume.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

HOW WE ANALYZE OUR BUSINESS

We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 15 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume.
CASH COSTS	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.
SALES VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and a contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. We own 50% of the Natgasoline methanol facility. A contractual agreement between us and our partners establishes joint control over Natgasoline. As a result, we account for this investment using the equity method of accounting, which results in 50% of the net assets and net earnings of Natgasoline being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt include an amount representing our 63.1% equity share in Atlas and our 50% equity share in Natgasoline. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

FORWARD-LOOKING STATEMENTS

This First Quarter 2026 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2026 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•the expected benefits of the OCI Acquisition, including benefits related to expected synergies and commodity diversification,
•anticipated synergies and Methanex's ability to achieve such synergies following closing of the OCI Acquisition,
•expected demand for methanol, including demand for methanol for energy uses, and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for startup of the same,
•expected increase in methanol production of assets acquired as part of the OCI Acquisition,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of and production at our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•expected cash flows, cash balances, earnings capability, debt levels, debt reduction and deleveraging plans, and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and gross domestic product growth,
•potential impact of tariffs on global economic activity and Methanex,
•expected outcomes of litigation or other disputes, claims and assessments, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•Methanex's ability to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•the supply of, demand for and price of ammonia,
METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 21

•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•our ability to sustain the designed operating rates of the Geismar 3 plant,
•global and regional economic activity (including industrial production levels) and gross domestic product growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:
•unforeseen difficulties in integrating the business operations or assets purchased pursuant to the OCI Acquisition into our business and operations,
•failure to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•unexpected costs or liabilities associated with the OCI Acquisition,
•increased indebtedness of Methanex,
•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,

•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions, and
•other risks described in our 2025 Annual Management’s Discussion and Analysis and this First Quarter 2026 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2026 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 22

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2026	Mar 31 2025
Revenue	$973,718	$896,474
Cost of sales and operating expenses	(770,476)	(580,647)
Depreciation and amortization	(119,883)	(106,103)
New Zealand gas sale net proceeds (note 9)	—	8,158
Operating income	83,359	217,882
Losses of associates	(18,419)	(3,596)
Finance costs (note 3)	(55,272)	(50,697)
Finance income and other expenses	(3,486)	4,062
Income before income taxes	6,182	167,651
Income tax (expense) recovery:
Current	(18,666)	(19,968)
Deferred	15,680	(16,089)
	(2,986)	(36,057)
Net income	$3,196	$131,594
Attributable to:
Methanex Corporation shareholders	$(13,619)	$111,288
Non-controlling interests	16,815	20,306
	$3,196	$131,594

Net income (loss) per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$(0.18)	$1.65
Diluted net income (loss) per common share (note 5)	$(0.18)	$1.44

Weighted average number of common shares outstanding (note 5)	77,344,918	67,395,212
Diluted weighted average number of common shares outstanding (note 5)	77,344,918	67,515,134

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2026 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2026	Mar 31 2025
Net income	$3,196	$131,594
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 8)	16,590	67,604
Realized losses on foreign exchange hedges reclassified to revenue	804	1,679
Amounts reclassified on discontinuation of hedging relationship	—	(658)
Changes in cash flow hedges on equity-accounted investees	(579)	—
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans	—	(1,150)
Taxes on above items	2,221	(13,540)
	19,036	53,935
Comprehensive income	$22,232	$185,529
Attributable to:
Methanex Corporation shareholders	$5,417	$165,223
Non-controlling interests	16,815	20,306
	$22,232	$185,529

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2026 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2026	Dec 31 2025
ASSETS
Current assets:
Cash and cash equivalents	$379,024	$425,331
Trade and other receivables	505,862	463,010
Inventories	535,476	494,665
Prepaid expenses	40,785	63,520
Other assets	35,367	40,406
	1,496,514	1,486,932
Non-current assets:
Property, plant and equipment (note 2)	5,144,880	5,198,080
Investment in associates	414,511	433,279
Deferred income tax assets	16,114	15,269
Other assets (note 8)	136,667	149,096
	5,712,172	5,795,724
	$7,208,686	$7,282,656
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$534,079	$541,648
Current maturities on long-term debt (note 4)	41,848	41,362
Current maturities on lease obligations	132,187	113,129
Current maturities on other long-term liabilities (note 8)	56,443	25,598
	764,557	721,737
Non-current liabilities:
Long-term debt (note 4)	2,650,087	2,711,538
Lease obligations	629,460	642,054
Other long-term liabilities (note 8)	155,838	157,238
Deferred income tax liabilities	306,444	323,430
	3,741,829	3,834,260
Equity:
Capital stock	733,049	731,694
Contributed surplus	1,793	2,106
Retained earnings	1,625,292	1,653,276
Accumulated other comprehensive income	47,575	56,132
Shareholders' equity	2,407,709	2,443,208
Non-controlling interests	294,591	283,451
Total equity	2,702,300	2,726,659
	$7,208,686	$7,282,656

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2026 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266
Net income	—	—	—	111,288	—	111,288	20,306	131,594
Other comprehensive income (loss)	—	—	—	(743)	54,678	53,935	—	53,935
Compensation expense recorded for stock options	—	—	60	—	—	60	—	60
Dividend payments to Methanex Corporation shareholders	—	—	—	(12,468)	—	(12,468)	—	(12,468)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(11,680)	(11,680)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(950)	(950)	—	(950)
Balance, March 31, 2025	67,395,212	$392,201	$2,010	$1,727,463	$123,750	$2,245,424	$296,333	$2,541,757
Net income (loss)	—	—	—	(31,412)	—	(31,412)	44,612	13,200
Other comprehensive income (loss)	—	—	—	(1,691)	(61,350)	(63,041)	—	(63,041)
Compensation expense recorded for stock options	—	—	96	—	—	96	—	96
Issue of shares on exercise of stock options	9,944,308	339,493	—	—	—	339,493	—	339,493
Dividend payments to Methanex Corporation shareholders	—	—	—	(41,084)	—	(41,084)	—	(41,084)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(57,494)	(57,494)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(6,268)	(6,268)	—	(6,268)
Balance, December 31, 2025	77,339,520	$731,694	$2,106	$1,653,276	$56,132	$2,443,208	$283,451	$2,726,659
Net income (loss)	—	—	—	(13,619)	—	(13,619)	16,815	3,196
Other comprehensive income (loss)	—	—	—	(14)	19,050	19,036	—	19,036
Compensation expense recorded for stock options	—	—	52	—	—	52	—	52
Issue of shares on exercise of stock options	24,743	990	—	—	—	990	—	990
Reclassification of grant date fair value on exercise of stock options	—	365	(365)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(14,351)	—	(14,351)	—	(14,351)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,675)	(5,675)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(27,607)	(27,607)	—	(27,607)
Balance, March 31, 2026	77,364,263	$733,049	$1,793	$1,625,292	$47,575	$2,407,709	$294,591	$2,702,300

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2026 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2026	Mar 31 2025
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$3,196	$131,594
Add losses of associates	18,419	3,596
Add (deduct) non-cash items:
Depreciation and amortization	119,883	106,103
Income tax expense	2,986	36,057
Share-based compensation expense (recovery)	53,373	(24,224)
Finance costs	55,272	50,697
Mark-to-market impact of Level 3 derivatives	5,751	1,988
Other	(4,211)	(1,909)
Interest received	1,712	6,848
Income taxes (paid) received	674	(23,569)
Other cash payments and receipts, including share-based compensation	(22,217)	(19,874)
Cash flows from operating activities before undernoted	234,838	267,307
Changes in non-cash working capital (note 7)	(102,769)	47,891
	132,069	315,198

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(14,351)	(12,468)
Interest paid	(38,374)	(26,760)
Repayment of long-term debt and financing fees (note 4)	(63,158)	(3,287)
Repayment of lease obligations	(34,794)	(34,284)
Distributions to non-controlling interests	(5,675)	(11,680)
Proceeds on issue of shares on exercise of stock options	990	—
Changes in non-cash working capital related to financing activities (note 7)	1,116	5,917
	(154,246)	(82,562)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(22,417)	(47,306)
Changes in non-cash working capital related to investing activities (note 7)	(1,713)	10,199
	(24,130)	(37,107)
Increase (decrease) in cash and cash equivalents	(46,307)	195,529
Cash and cash equivalents, beginning of period	425,331	891,910
Cash and cash equivalents, end of period	$379,024	$1,087,439

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2026 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation and material accounting policies:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist primarily of the production and sale of methanol and ammonia, both a commodity chemical. The Company is the world’s largest producer and supplier of methanol and serves customers in Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of an amendment effective January 1, 2026 to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures regarding the classification and measurement of financial instruments and the accounting for power purchase agreements. The amendment to IFRS 9 and 7 did not have a material impact on the Company's condensed consolidated interim financial statements.
These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 29, 2026.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

2.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at March 31, 2026	$4,517,373	$627,507	$5,144,880
Net book value at December 31, 2025	$4,575,161	$622,919	$5,198,080

a)Owned assets:

	Buildings, Plant Installations & Machinery	Ocean Going Vessels	Other	Total
Cost at March 31, 2026	$7,637,239	$242,721	$150,398	$8,030,358
Accumulated depreciation at March 31, 2026	3,325,363	89,094	98,528	3,512,985
Net book value at March 31, 2026	$4,311,876	$153,627	$51,870	$4,517,373
Cost at December 31, 2025	$7,615,983	$242,672	$146,496	$8,005,151
Accumulated depreciation at December 31, 2025	3,245,855	86,034	98,101	3,429,990
Net book value at December 31, 2025	$4,370,128	$156,638	$48,395	$4,575,161
In the fourth quarter of 2025, the Company recorded a non-cash before-tax asset impairment charge of $60 million in property, plant and equipment, and $11 million in supplies inventory, for a total impairment charge of $71 million to write down the carrying value of the New Zealand CGU to its recoverable amount of nil.

METHANEX CORPORATION 2026 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

b)Right-of-use assets:

	Ocean Going Vessels	Terminals, Tanks and Rail	Other	Total
Cost at March 31, 2026	$877,650	$411,323	$69,911	$1,358,884
Accumulated depreciation at March 31, 2026	426,823	262,798	41,756	731,377
Net book value at March 31, 2026	$450,827	$148,525	$28,155	$627,507
Cost at December 31, 2025	$868,483	$398,930	$69,511	$1,336,924
Accumulated depreciation at December 31, 2025	420,668	252,455	40,882	714,005
Net book value at December 31, 2025	$447,815	$146,475	$28,629	$622,919

3. Finance costs:

	Three Months Ended
	Mar 31 2026	Mar 31 2025
Finance costs	$55,272	$50,697

Finance costs are primarily comprised of interest on the unsecured notes, Term Loan A, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs.
4.    Long-term debt:

As at	Mar 31 2026	Dec 31 2025
Unsecured notes
$700 million at 5.125% due October 15, 2027	$697,777	$697,434
$700 million at 5.25% due December 15, 2029	697,151	696,996
$600 million at 6.25% due March 15, 2032	587,354	586,925
$300 million at 5.65% due December 1, 2044	295,968	295,938
	2,278,250	2,277,293
Term Loan A at SOFR plus applicable margin	289,100	347,933
Other limited recourse debt facilities
5.58% due through June 30, 2031	42,153	43,392
5.35% due through September 30, 2033	52,254	53,644
5.21% due through September 15, 2036	30,178	30,638
Total long-term debt [1]	2,691,935	2,752,900
Less current maturities [1]	(41,848)	(41,362)
	$2,650,087	$2,711,538
1    Long-term debt and current maturities are presented net of deferred financing fees.
At March 31, 2026, the Company has access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions.

During the three months ended March 31, 2026, the Company made repayments of $60 million on its Term Loan A facility.

The facilities, comprising the revolving credit facility and Term Loan A, were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,

METHANEX CORPORATION 2026 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries, and
c)if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.

The facilities are partially secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness.

The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity, and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions.

Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at March 31, 2026, management believes the Company was in compliance with all covenants related to long-term debt obligations.

Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
5.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three months ended March 31, 2026 and no adjustment was required for the numerator. The equity-settled method was more dilutive for the three months ended March 31, 2025 and an adjustment was required for the numerator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months ended March 31, 2026, stock options were dilutive, however, as there was a net loss attributable to Methanex shareholders, no adjustment was made to the denominator. For the three months ended March 31, 2025, stock options were dilutive resulting in an adjustment to the denominator. For the three months ended March 31, 2026, TSARs were not dilutive, resulting in no adjustment to the denominator. For the three months ended March 31, 2025, TSARs were dilutive, resulting in an adjustment to the denominator.

METHANEX CORPORATION 2026 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2026	Mar 31 2025
Numerator for basic net income (loss) per common share	$(13,619)	$111,288
Adjustment for the effect of TSARs:
Cash-settled (recovery) expense included in net income	—	(12,613)
Equity-settled expense	—	(1,473)
Numerator for diluted net income (loss) per common share	$(13,619)	$97,202

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2026	Mar 31 2025
Denominator for basic net income per common share	77,344,918	67,395,212
Effect of dilutive stock options	—	2,357
Effect of dilutive TSARs	—	117,565
Denominator for diluted net income per common share	77,344,918	67,515,134
6.    Share-based compensation:

a)     Share appreciation rights ("SARs") and TSARs:

(i)Outstanding units:

Information regarding units outstanding at March 31, 2026 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2025	348,884	$42.64	1,803,418	$42.93
Granted	80,460	49.83	269,680	49.83
Exercised	(123,407)	39.66	(945,796)	42.78
Expired	(12,190)	57.60	(33,670)	57.60
Outstanding at March 31, 2026	293,747	$45.24	1,093,632	$44.31

	Units Outstanding at March 31, 2026			Units Exercisable at March 31, 2026
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	1.47	20,650	$34.50	20,650	$34.50
$41.37 to $50.49	5.51	273,097	46.06	107,245	46.21
	5.23	293,747	$45.24	127,895	$44.32
TSARs:
$29.27 to $38.79	2.23	140,610	$33.43	115,430	$33.44
$41.37 to $50.49	5.46	953,022	45.91	426,473	45.88
	5.04	1,093,632	$44.31	541,903	$43.23

METHANEX CORPORATION 2026 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2026 was $41.0 million compared to the recorded liability of $32.6 million. The difference between the fair value and the recorded liability of $8.4 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years. The weighted average fair value was estimated at March 31, 2026 using the Black-Scholes option pricing model.

For the three months ended March 31, 2026, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $27.2 million (2025 - a recovery of $15.0 million). This included an expense of $25.7 million (2025 - a recovery of $17.1 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2026 and 2025 respectively.

b)Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at March 31, 2026 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2025	185,230	340,608	633,862
Granted	40,655	135,490	242,010
Performance factors impact on redemption [1]	—	—	5,235
Granted in-lieu of dividends	700	1,280	2,324
Redeemed	—	(88,088)	(179,726)
Cancelled	—	(3,169)	(214)
Outstanding at March 31, 2026	226,585	386,121	703,491
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2026.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2026 was $84.9 million compared to the recorded liability of $50.8 million. The difference between the fair value and the recorded liability of $34.1 million will be recognized over the weighted average remaining vesting period of approximately 2.1 years.
For the three months ended March 31, 2026, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $25.8 million (2025 - a recovery of $9.2 million). This included an expense of $19.4 million (2025 - a recovery of $14.6 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2026 and 2025 respectively.

METHANEX CORPORATION 2026 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

7.Changes in non-cash working capital:
The impact on cash of changes in non-cash working capital for the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended
	Mar 31 2026	Mar 31 2025
Changes in non-cash working capital:
Trade and other receivables	$(42,852)	$76,454
Inventories	(40,811)	43,403
Prepaid expenses	22,735	21,891
Trade, other payables and accrued liabilities	(7,569)	(55,657)
	(68,497)	86,091
Adjustments for items not having a cash effect, working capital changes relating to taxes and interest paid	(34,869)	(22,084)
Changes in non-cash working capital having a cash effect	$(103,366)	$64,007

These changes relate to the following activities:
Operating	$(102,769)	$47,891
Financing	1,116	5,917
Investing	(1,713)	10,199
Changes in non-cash working capital	$(103,366)	$64,007

8.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of certain forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.

METHANEX CORPORATION 2026 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Beaumont. Natural gas is fungible across the Geismar and Beaumont plants. Other costs incurred to transport natural gas from the contracted delivery point to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Mar 31 2026	Dec 31 2025
Maturities	2026-2034	2026 - 2034
Notional quantity [1]	301,350	306,910
Notional quantity per day [1]	40 - 270	40 - 220
Notional amount	$1,020,116	$1,043,422
Net fair value	$60,452	$71,022
1    In thousands of Million British Thermal Units (MMBtu)
Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Mar 31 2026	Dec 31 2025
Other current assets	$27,502	$32,186
Other non-current assets	69,404	74,811
Other current liabilities	(15,477)	(8,026)
Other long-term liabilities	(20,977)	(27,949)
Net fair value	$60,452	$71,022
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2026, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of $28.2 million euros (December 31, 2025 - $26.4 million euros). The euro contracts had a positive fair value of $0.2 million included in Other current assets (December 31, 2025 - negative fair value of $0.1 million included in Other current liabilities).
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended
	Mar 31 2026	Mar 31 2025
Change in fair value of cash flow hedges	$(208,192)	$179,585
Forward element excluded from hedging relationships	224,782	(111,981)
	$16,590	$67,604
Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

METHANEX CORPORATION 2026 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$96,906	$108,253	$28,253	$47,443	$17,953	$14,604
Natural gas forward contracts liabilities	(36,454)	(42,781)	(15,672)	(7,425)	(3,686)	(15,998)
Euro forward exchange contracts	227	227	227	—	—	—
	$60,679	$65,699	$12,808	$40,018	$14,267	$(1,394)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2026		December 31, 2025
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,716,410	$2,689,176	$2,774,163	$2,775,744

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The carrying value of Term Loan A approximates fair value. The fair value of the Company’s long term debt will fluctuate until maturity.
9.New Zealand gas sale net proceeds:
Since the third quarter of 2024, the Company has periodically entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. The Company has recognized nil proceeds in the three months ended March 31, 2026 (three months ended March 31, 2025 - $8.2 million) relating to gas provided. The net proceeds do not consider deductions for fixed costs and the impact of lost margin on the sale of methanol that was not produced in the period and any additional supply chain costs incurred.

METHANEX CORPORATION 2026 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 29, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary